Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 333-257298

Date: July 7, 2021

On July 7, 2021, Canadian National Railway Company (“CN”) and Kansas City Southern (“KCS”) issued the following news release.

North America’s Railroad

NEWS RELEASE

CN and KCS Emphasize Compelling Case for Pro-Competitive Combination in STB Filing, Now Awaiting Final Ruling on Voting Trust

CN-KCS STB filing meets the unlawful control and public interest tests of the STB

CN and KCS note overwhelming support for voting trust and pro-competitive combination from more than 30 elected officials, including Congressmen Sam Graves and Bennie Thompson

At end of comment period, 1,752 letters of support were filed with the STB, including more than 1,000 letters of support for the voting trust

MONTREAL and KANSAS CITY, Mo., July 7, 2021 – CN (TSX: CNR, NYSE: CNI) and Kansas City Southern (NYSE: KSU) (“KCS”) yesterday made a joint submission to the Surface Transportation Board (“STB”) that explains why the STB should approve CN’s voting trust structure, which is a critical step toward full STB review on the merits of the proposed CN-KCS combination. This submission closes the record on the voting trust for the CN-KCS combination, and we await the STB’s decision.

Over 1,750 letters of support have been filed with the STB, including more than 1,000 specifically requesting approval of the proposed voting trust, which is an important component of the CN-KCS combination. The voting trust prevents unlawful and premature control of KCS, allows KCS to maintain independence and protects KCS’ financial health during the STB’s review of the ultimate combination of CN and KCS – all while CN remains financially strong.

The confidence CN and KCS have in the strength of their case is supported by the views of industry experts. Former STB Commissioner and Vice-Chairman William Clyburn, Jr. wrote in a Railway Age op-ed dated June 10 that he believes the CN voting trust addresses “unlawful control” and the “public interest” standard under the new rules, and that as such, the voting trust should be approved.

The proposed combination will establish seamless, single-line service from Canada, through the United States and into Mexico. The end-to-end CN-KCS combination will expand North American trade and power economic prosperity, provide numerous new connections and service options for customers, and deliver many compelling and innovative benefits for ports, employees and communities.

“We are excited about this combination because of its potential to promote competition, growth and more choice for rail customers, port operators, employees, stakeholders and communities. It will also provide significant environmental benefits for North American communities. We are confident that our voting trust meets all the standards set forth by the STB and believe that, after a fair and thorough review by the STB, it should be approved.”

- JJ Ruest, president and chief executive officer of CN

“CN is the ideal partner for KCS to power the resurgence of North America’s industrial and agricultural corridors and enhance competition. It is important that the STB approve CN’s voting trust so that the STB can receive the formal merger application and proceed with a full substantive review of the many compelling and innovative pro-competitive benefits this combination will provide for the public.”

- Patrick J. Ottensmeyer, president and chief executive officer of KCS

CN and KCS Address Claims Raised During Comment Period

Proposed Voting Trust Agreement Protects KCS

KCS maintains full independence and ability to execute its planned capital program while in trust

While KCS is in the voting trust, KCS will be managed day-to-day by KCS’ existing management team and board, overseen by an independent trustee with extensive knowledge of KCS. It will retain both full independence and the ability to increase capital investments beyond its planned capital program.

Under the voting trust, the STB has oversight over any divestiture of KCS, if necessary, and CN has committed to the STB that if it is required to divest KCS out of trust, it would instruct the trustee to divest KCS in a way that maintains KCS as an intact entity.

CN and KCS Will Enhance Competition

Commitments provide new options to customers

CN and KCS chose to have their merger reviewed by the STB under the current merger rules knowing that it means the proposal will have to meet a higher standard of “enhanced competition.” The decision was made because customers should have a say and the commitments CN has made can and will enhance competition in many different ways.

CN has committed to divesting the sole area of overlap between the CN and KCS networks – KCS’ 70-mile line between New Orleans and Baton Rouge – thereby making the combination a true end-to-end transaction.

CN and KCS are also committed to preserving access to all major gateways on commercially reasonable terms. This commitment enhances route choice and provides all market participants, railroads and shippers a fair chance to compete.

How this works is that customers enjoying competitive joint line routings with CN or KCS to gateways, in cities such as New Orleans, St. Louis and Kansas City, will continue to have those routings available upon completion of the merger. These customers keep the interline service options they have today and add to those choices new, enhanced single-line service. The gateway commitment is about providing greater choices to customers and it will extend to all major U.S. gateways served by CN and KCS today.

As outlined in the joint filing, CN and KCS have committed to further enhance competition by providing customers with increased pricing transparency. Customers benefit from this transparency because it offers negotiating leverage.

The unparalleled pro-competitive benefits are clear upon a review of the North-South trade routes through the industrial and agricultural corridors in the United States. A map of major routes in the U.S. illustrates the balance of the industry and how a merger would improve competition by allowing CN-KCS to more vigorously compete with larger Class Is and against long-haul trucks for North-South flows of traffic. The map shows that CN-KCS would not alter the competitive balance of the industry and will in fact create new opportunities and increase choice for customers. Importantly, this North-South merger involving two of the three smallest U.S. Class I railroads would, if approved, be only the fifth-largest U.S. Class I.

CN’s Strong Financial Profile Will Drive Growth Through Investments

$250 million already committed for key investments, including in Kansas City area across CN and KCS lines

CN has one of the strongest financial profiles of all the Class I carriers, and it plans to maintain a strong balance sheet and retain an investment grade credit rating throughout the transaction and beyond. It has set forth a plan, including suspending stock repurchases, to pay down rapidly the debt that it will secure to fund a portion of the KCS purchase. The dividend policy during the transaction will not change.

CN has been a sector leader in growth over the past two decades, with targeted investments in its network to add capacity, deploy technology to improve safety and productivity and invest in railcars and locomotives. CN has already committed to investing $250 million in infrastructure across CN and KCS lines. This investment will result in more efficiency, more capacity and more opportunities for employees and communities. The majority of this investment will be utilized to upgrade the newly designated Kansas City Speedway – the line between Kansas City, MO, and Gilman, IL, providing a better, more competitive connection between Kansas City and Chicago – with additional investments in Illinois, Missouri, Michigan, Louisiana and Texas.

Kansas City remains a key location as the site of the combined company’s U.S. headquarters, a major gateway and an additional line to Detroit. KCS’ Shreveport-Kansas City line will be critically important to providing additional CN service to key markets and will not be downgraded or divested. Investments in the route will be made at a similar level or higher in the years after the CN-KCS combination is consummated.

As a larger truly North American continental enterprise with complementary routes and an enhanced platform for revenue growth, capital investment and job creation, CN and KCS are well-positioned to create new growth opportunities for key stakeholders.

Additional information about CN’s pro-competitive combination with KCS is available at www.ConnectedContinent.com. CN’s and KCS’ July 6, 2021 STB filing is also available on this site.

About CN

CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

About Kansas City Southern

Headquartered in Kansas City, Mo., Kansas City Southern (KCS) (NYSE: KSU) is a transportation holding company that has railroad investments in the U.S., Mexico and Panama. Its primary U.S. holding is The Kansas City Southern Railway Company, serving the central and south central U.S. Its international holdings include Kansas City Southern de Mexico, S.A. de C.V., serving northeastern and central Mexico and the port cities of Lázaro Cárdenas, Tampico and Veracruz, and a 50 percent interest in Panama Canal Railway Company, providing ocean-to-ocean freight and passenger service along the Panama Canal. KCS’ North American rail holdings and strategic alliances with other North American rail partners are primary components of a unique railway system, linking the commercial and industrial centers of the U.S., Mexico and Canada. More information about KCS can be found at www.kcsouthern.com

Forward Looking Statements

Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’ Operations and Business” of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”). Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, CN has filed with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction. The registration statement includes a preliminary proxy statement of KCS which, when finalized, will be sent to the stockholders of KCS seeking their approval of the merger-related proposals. The registration statement has not yet become effective. This news release is not a substitute for the proxy statement or registration statement or other documents CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT, THE REGISTRATION STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’ Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

Participants

This news release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable.

Contacts:

Media: CN

Canada

Mathieu Gaudreault

CN Media Relations & Public Affairs

(514) 249-4735

Mathieu.Gaudreault@cn.ca

Longview Communications & Public Affairs

Martin Cej

(403) 512-5730

mcej@longviewcomms.ca

United States

Brunswick Group

Jonathan Doorley / Rebecca Kral

(917) 459-0419 / (917) 818-9002

jdoorley@brunswickgroup.com

rkral@brunswickgroup.com

Media: KCS

C. Doniele Carlson

KCS Corporate Communications & Community

Affairs

(816) 983-1372

dcarlson@kcsouthern.com

Joele Frank, Wilkinson Brimmer Katcher

Tim Lynch / Ed Trissel

(212) 355-4449

Investment Community: CN

Paul Butcher

Vice-President

Investor Relations

(514) 399-0052

investor.relations@cn.ca

Investment Community: KCS

Ashley Thorne

Vice President

Investor Relations

(816) 983-1530

athorne@kcsouthern.com

MacKenzie Partners, Inc.

Dan Burch / Laurie Connell

(212) 929-5748 / (212) 378-7071

dburch@mackenziepartners.com

lconnell@mackenziepartners.com

The following communications were made available on LinkedIn and Twitter on July 7, 2021:

LinkedIn:

[a copy of the news release linked in the social media post is set forth above]

Twitter:

[a copy of the news release linked in the social media post is set forth above]

Forward Looking Statements

Certain statements included in this communication constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this communication include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’ Operations and Business” of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, CN has filed with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction. The registration statement includes a preliminary proxy statement of KCS which, when finalized, will be sent to the stockholders of KCS seeking their approval of the merger-related proposals. The registration statement has not yet become effective. This communication is not a substitute for the proxy statement or registration statement or other documents CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT, THE REGISTRATION STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’ Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

Participants

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable.